CONFORMED
                                                                       ---------
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


                        For the month of February 4, 2008


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X|       Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_|      No |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

           Industrias Bachoco Announces Filing Form 20-F with the SEC

    CELAYA, Gto., Mexico, Feb. 4 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco B) filed its Annual Report on Form 20-F for the year ended December 31, 2006 with the Security and Exchange Commission ("SEC"). The 2006 Form 20-F includes audited consolidated financial statements of Industrias Bachoco, S.A.B. de C.V. and its subsidiaries at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 under Mexican GAAP, including a reconciliation of Mexican GAAP to U.S. GAAP for net income and shareholders' equity.

    The 2006 Form 20-F can be downloaded from the SEC website www.sec.gov and can also be found at Bachoco's webfsite www.bachoco.com.mx under "Investor Relations." Industrias Bachoco, S.A.B. de C.V. Mexican shareholders and the holders of its American depositary shares can request copies of its 2006 Form 20-F, free of charge, by contacting us at the following address: Industrias Bachoco, S.A.B. de C.V., Attention: Investor Relations, Av. Tecnologico 401, Celaya, Guanajuato, Mexico, telephone: 011-52-461-6183555.

    Company Description

    Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) was founded by the Robinson Bours family in 1952. The Company is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco's main business lines are chicken, eggs, swine and turkey, the Company is also an important player in the balanced feed industry in Mexico. The Company's headquarters are based in Celaya, Guanajuato, located in Mexico's central region.

    Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the BMV (Bachoco B) and on the NYSE
(IBA).

    For more information, please visit Bachoco's website at http://www.bachoco.com.mx or contact our IR department.

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Industrias Bachoco, S.A. de C.V.
                                                   (Registrant)



     Date: February 4, 2008             By  /s/ Daniel Salazar Ferrer, CFO
                                           ---------------------------------